ALLIED GOLD LIMITED

14 January 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

NOTICE UNDER SECTION 708A

On 7 January 2008, Allied Gold Limited announced the issue and allotment of 14,621,844 shares pursuant to a private placement to institutional clients of London based Mirabaud Securities Limited at $0.72 to raise approximately AUD$10,500,000 before costs. The securities are part of a class of securities quotes on the Australian Securities Exchange (ASX).

The Company provides this notice pursuant to Section 708(5)(e) of the Corporations Act 2001.

The shares were issued without disclosure to investors under part 6D.2 in reliance on Section 708A(5) of the Corporations Act 2001.

The Company as at the date of this notice has complied with:

(a) The provisions of Chapter 2M of the Corporations Act 2001

(b) Section 674 of the Corporations Act 2001.

There is no excluded information for the purposes of Section 708A(7) and (8) of the Corporations Act 2001.

Yours faithfully

Peter Torre
Company Secretary